Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2014 and 2013 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2014, and 2013, the related consolidated statements of comprehensive income for the three months ended September 30, 2014 and 2013 and for the nine months ended September 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

November 11, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2014 (Reviewed)		December 31, 2013 (Audited)		September 30, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$8,099,025	2	$14,585,105	3	$34,749,913	8
Financial assets at fair value through profit or loss (Note 7)	4,010	—	337	—	363	—
Available-for-sale financial assets (Note 8)	—	—	24,267	—	16,880	—
Held-to-maturity financial assets (Note 9)	4,267,427	1	4,264,104	1	4,689,694	1
Trade notes and accounts receivable, net (Note 11)	25,688,614	6	22,900,902	5	24,344,606	6
Accounts receivable from related parties (Note 39)	62,999	—	69,304	—	48,365	—
Inventories (Notes 12 and 40)	8,585,502	2	7,848,087	2	8,087,099	2
Prepayments (Notes 13 and 39)	5,741,146	1	2,224,130	1	5,071,640	1
Other current monetary assets (Note 14)	5,548,997	1	4,636,305	1	4,775,749	1
Other current assets (Note 20)	3,911,817	1	3,960,798	1	3,987,212	1

Total current assets	61,909,537	14	60,513,339	14	85,771,521	20

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	2,778,180	1	3,046,182	1	3,042,355	1
Financial assets carried at cost (Note 15)	2,425,408	—	2,423,646	—	2,454,954	1
Held-to-maturity financial assets (Note 9)	4,634,502	1	7,501,743	2	8,923,153	2
Investments accounted for using equity method (Note 16)	2,799,179	1	2,562,293	—	2,367,447	1
Property, plant and equipment (Notes 17, 39 and 40)	298,193,968	69	302,714,116	69	296,810,800	70

Investment properties (Note 18)	8,005,604	2	8,018,031	2	7,776,464	2
Intangible assets (Note 19)	43,242,716	10	44,398,888	10	5,361,802	1
Deferred income tax assets	1,801,152	—	1,515,408	—	1,385,251	—
Prepayments (Notes 13 and 39)	3,549,705	1	3,608,487	1	3,555,222	1
Other noncurrent assets (Notes 20 and 40)	5,050,455	1	4,882,974	1	5,505,429	1

Total noncurrent assets	372,480,869	86	380,671,768	86	337,182,877	80

TOTAL	$434,390,406	100	$441,185,107	100	$422,954,398	100

	September 30, 2014 (Reviewed)		December 31, 2013 (Audited)		September 30, 2013 (Reviewed)
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 21)	$1,015,000	—	$254,357	—	$1,075,222	—
Repurchase agreements collateralized by bonds (Note 22)	4,000,000	1	—	—	—	—
Financial liabilities at fair value through profit or loss (Note 7)	180	—	246	—	671	—
Hedging derivative liabilities (Notes 3 and 10)	1,014	—	—	—	—	—
Trade notes and accounts payable (Note 24)	15,713,709	4	15,589,108	4	12,376,159	3
Payables to related parties (Note 39)	371,406	—	556,809	—	466,268	—
Current tax liabilities	2,082,300	1	4,144,076	1	2,194,950	1
Other payables (Note 25)	21,546,192	5	26,791,769	6	22,664,934	5
Provisions (Notes 26)	117,211	—	129,341	—	114,242	—
Advance receipts (Note 27)	9,937,220	2	9,463,535	2	9,748,057	2
Current portion of long-term loans (Note 23)	1,650,000	—	300,000	—	—	—
Other current liabilities	1,609,932	—	1,598,017	—	1,577,680	1

Total current liabilities	58,044,164	13	58,827,258	13	50,218,183	12

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	348,000	—	1,400,000	1	1,700,000	1
Deferred income taxes liabilities	127,486	—	101,379	—	99,069	—
Provisions (Note 26)	122,129	—	123,464	—	135,301	—
Customers’ deposits (Note 39)	4,754,948	1	4,834,580	1	4,831,012	1
Accrued pension liabilities	5,821,661	2	5,519,103	1	4,830,259	1
Deferred revenue	3,457,817	1	3,700,949	1	3,767,384	1
Other noncurrent liabilities	1,379,037	—	1,334,220	—	1,315,382	—

Total noncurrent liabilities	16,011,078	4	17,013,695	4	16,678,407	4

Total liabilities	74,055,242	17	75,840,953	17	66,896,590	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Note 29)
Common stock	77,574,465	18	77,574,465	18	77,574,465	18

Additional paid-in capital	168,047,982	39	184,620,065	42	184,579,878	44

Retained earnings
Legal reserve	76,893,722	18	74,819,380	17	74,819,380	18
Special reserve	2,819,899	—	2,675,894	—	2,675,894	—
Unappropriated earnings	30,549,434	7	20,744,024	5	12,025,094	3

Total retained earnings	110,263,055	25	98,239,298	22	89,520,368	21

Other adjustments	(373,283)	—	(144,005)	—	(245,168)	—

Total equity attributable to stockholders of the parent	355,512,219	82	360,289,823	82	351,429,543	83

NONCONTROLLING INTERESTS	4,822,945	1	5,054,331	1	4,628,265	1

Total equity	360,335,164	83	365,344,154	83	356,057,808	84

TOTAL	$434,390,406	100	$441,185,107	100	$422,954,398	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%

REVENUES (Notes 30 and 39)	$56,140,678	100	$56,723,304	100	$166,974,825	100	$169,178,253	100

OPERATING COSTS (Notes 12 and 39)	36,458,180	65	35,789,479	63	106,494,720	64	108,519,223	64

GROSS PROFIT	19,682,498	35	20,933,825	37	60,480,105	36	60,659,030	36

OPERATING EXPENSES (Note 39)
Marketing	6,679,262	12	6,373,601	11	19,273,802	11	18,323,572	11
General and administrative	994,070	2	1,039,520	2	3,160,897	2	3,099,503	2
Research and development	824,539	1	922,176	2	2,615,467	2	2,724,972	2

Total operating expenses	8,497,871	15	8,335,297	15	25,050,166	15	24,148,047	15

OTHER INCOME AND EXPENSES (Note 31)	(13,868)	—	(12,005)	—	(33,373)	—	(42,231)	—

INCOME FROM OPERATIONS	11,170,759	20	12,586,523	22	35,396,566	21	36,468,752	21

NON-OPERATING INCOME AND EXPENSES
Interest income	73,175	—	146,630	—	215,907	—	471,040	—
Other income (Notes 31 and 39)	79,815	—	127,762	—	475,224	—	266,637	—
Other gains and losses (Notes 31 and 39)	94,817	—	(3,497)	—	88,449	—	(34,153)	—
Finance costs (Note 31)	(14,842)	—	(9,573)	—	(34,127)	—	(23,920)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 16)	275,295	1	222,821	1	667,017	1	525,180	1

Total non-operating income and expenses	508,260	1	484,143	1	1,412,470	1	1,204,784	1

INCOME BEFORE INCOME TAX	11,679,019	21	13,070,666	23	36,809,036	22	37,673,536	22

INCOME TAX EXPENSE (Notes 3 and 32)	1,882,896	3	2,177,679	4	5,930,875	4	6,279,920	4

NET INCOME	9,796,123	18	10,892,987	19	30,878,161	18	31,393,616	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	$50,746	—	$(72,259)	—	$14,015	—	$17,553	—
Unrealized gain (loss) on available-for-sale financial assets	(24,227)	—	(70,853)	—	(258,032)	—	(404,170)	—
Cash flow hedges (Note 10)	(751)	—	—	—	(1,014)	—	—	—
Share of other comprehensive income of associates accounted for using equity method - Exchange differences arising from the translation of the foreign operations	28,788	—	(305)	—	4,147	—	(36,605)	—
Income tax relating to each component of other comprehensive income (Note 32)	1,877	—	(3,493)	—	3,759	—	(3,382)	—

Total other comprehensive income (loss), net of income tax	56,433	—	(146,910)	—	(237,125)	—	(426,604)	—

TOTAL COMPREHENSIVE INCOME	$9,852,556	18	$10,746,077	19	$30,641,036	18	$30,967,012	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,730,907	17	$10,648,268	19	$30,549,315	18	$30,484,334	18
Noncontrolling interests	65,216	—	244,719	—	328,846	—	909,282	1

	$9,796,123	17	$10,892,987	19	$30,878,161	18	$31,393,616	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,770,054	18	$10,506,098	19	$30,320,037	18	$30,038,507	18
Noncontrolling interests	82,502	—	239,979	—	320,999	—	928,505	—

	$9,852,556	18	$10,746,077	19	$30,641,036	18	$30,967,012	18

EARNINGS PER SHARE (Note 33)
Basic	$1.25		$1.37		$3.94		$3.93

Diluted	$1.25		$1.37		$3.93		$3.92

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Owner of the Parent (Notes 10 and 29)
							Other Equity
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-			Total Equity Attributable	Non-
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	to Stockholders of the Parent	controlling Interests (Note 29)	Total Equity

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$94,988,731	$(96,930)	$257,991	$—	$161,061	$362,886,687	$4,441,849	$367,328,536

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,913,099)	(35,913,099)	—	—	—	—	(35,913,099)	—	(35,913,099)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(811,296)	(811,296)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(5,589,240)	—	—	—	—	—	—	—	—	(5,589,240)	—	(5,589,240)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	3,049	—	—	—	—	—	—	—	—	3,049	3,794	6,843

Net income for the nine months ended September 30, 2013	—	—	—	—	30,484,334	30,484,334	—	—	—	—	30,484,334	909,282	31,393,616

Other comprehensive income for the nine months ended September 30, 2013	—	—	—	—	(39,598)	(39,598)	3,305	(409,534)	—	(406,229)	(445,827)	19,223	(426,604)

Total comprehensive income for the nine months ended September 30, 2013	—	—	—	—	30,444,736	30,444,736	3,305	(409,534)	—	(406,229)	30,038,507	928,505	30,967,012

Exercise of employee stock option of subsidiaries	—	3,658	—	—	—	—	—	—	—	—	3,658	32,878	36,536

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	45,303	45,303

Employee stock bonus issued by a subsidiary	—	(19)	—	—	—	—	—	—	—	—	(19)	2,468	2,449

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(15,236)	(15,236)

BALANCE, SEPTEMBER 30, 2013	$77,574,465	$184,579,878	$74,819,380	$2,675,894	$12,025,094	$89,520,368	$(93,625)	$(151,543)	$—	$(245,168)	$351,429,543	$4,628,265	$356,057,808

	Equity Attributable to Owner of the Parent (Notes 10 and 29)
							Other Equity
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-			Total Equity Attributable	Non-
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	of the Foreign Operations	for-sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	to Stockholders of the Parent	controlling Interests (Note 29)	Total Equity

BALANCE, JANUARY 1, 2014	$77,574,465	$184,620,065	$74,819,380	$2,675,894	$20,744,024	$98,239,298	$5,742	$(149,747)	$—	$(144,005)	$360,289,823	$5,054,331	$365,344,154

Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,525,558)	(18,525,558)	—	—	—	—	(18,525,558)	—	(18,525,558)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(796,770)	(796,770)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	2,299	—	—	—	—	—	—	—	—	2,299	(3,471)	(1,172)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	2,988	—	—	—	—	—	—	—	—	2,988	369	3,357

Net income for the nine months ended September 30, 2014	—	—	—	—	30,549,315	30,549,315	—	—	—	—	30,549,315	328,846	30,878,161

Other comprehensive income for the nine months ended September 30, 2014	—	—	—	—	—	—	17,390	(245,654)	(1,014)	(229,278)	(229,278)	(7,847)	(237,125)

Total comprehensive income for the nine months ended September 30, 2014	—	—	—	—	30,549,315	30,549,315	17,390	(245,654)	(1,014)	(229,278)	30,320,037	320,999	30,641,036

Employee stock bonus issued by a subsidiary	—	293	—	—	—	—	—	—	—	—	293	5,451	5,744

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	79,696	79,696

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	162,340	162,340

BALANCE, SEPTEMBER 30, 2014	$77,574,465	$168,047,982	$76,893,722	$2,819,899	$30,549,434	$110,263,055	$23,132	$(395,401)	$(1,014)	$(373,283)	$355,512,219	$4,822,945	$360,335,164

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,809,036	$37,673,536
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,990,235	23,110,206
Amortization	1,498,752	914,917
Provision for doubtful accounts	211,405	173,374
Interest expenses	34,127	23,920
Interest income	(215,907)	(471,040)
Dividend income	(77,658)	(43,989)
Compensation cost of employee stock options	79,696	45,303
Share of the profit of associates and jointly controlled entities accounted for using equity method	(667,017)	(525,180)
Impairment loss on financial assets carried at cost	8,976	28,692
Impairment loss on intangible assets	—	18,055
Provision for inventory and obsolescence	256,135	133,054
Impairment loss on property, plant and equipment	—	2,262
Gain on disposal of financial instruments	(45,795)	(76,291)
Loss on disposal of property, plant and equipment	33,373	21,914
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(3,830)	1,075
Loss (gain) on foreign exchange	199,190	(7,881)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	91	9,361
Trade notes and accounts receivable	(2,990,860)	(155,459)
Receivables from related parties	6,305	(4,428)
Inventories	(993,550)	(1,024,052)
Other current monetary assets	(644,967)	(216,867)
Prepayment	(3,458,233)	(3,086,921)
Other current assets	129,080	517,357
Increase (decrease) in:
Trade notes and accounts payable	70,864	(1,137,278)
Payables to related parties	(185,402)	(371,062)
Other payables	(3,846,431)	(2,750,149)
Provisions	(13,465)	(16,611)
Advance receipts	412,496	(366,646)
Other current liabilities	9,559	(29,394)
Deferred revenue	(181,943)	(71,470)
Accrued pension liabilities	302,558	213,456

Cash generated from operations	50,726,820	52,531,764
Interest paid	(33,749)	(24,004)
Income tax paid	(8,248,529)	(7,503,973)

Net cash provided by operating activities	42,444,542	45,003,787

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(1,762,132)
Proceeds from disposal of available-for-sale financial assets	81,229	3,984,458
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(411,000)	(17,845,775)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	437,273	37,724,255
Proceeds from disposal of held-to-maturity financial assets	2,845,000	2,396,950
Acquisition of financial assets carried at cost	(59,583)	(35,785)
Proceeds from disposal of financial assets carried at cost	3,489	4,985
Capital reduction of financial assets carried at cost	43,740	18,000
Proceeds from disposal of hedging derivative assets	—	15,288
Derecognition of hedging derivative liabilities	—	(108,433)
Acquisition of investments accounted for using equity method	(133,485)	(60,000)
Capital reduction of associates	—	16,387
Acquisition of property, plant and equipment	(20,971,880)	(23,307,270)
Proceeds from disposal of property, plant and equipment	3,590	35,847
Acquisition of intangible assets	(342,670)	(511,871)
Increase in other noncurrent assets	(262,246)	(910,676)
Interest received	36,602	539,364
Cash dividends received	513,205	424,437

Net cash provided by (used in) investing activities	(18,216,736)	618,029

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	895,000	1,238,522
Repayment of short-term loans	(134,357)	(274,773)
Proceeds from long-term debt	348,000	—
Repayment of long-term loans	(50,000)	(358,372)
Increase in repurchase agreement collateralized by bonds	4,000,000	—
Customers’ deposits refunded	(76,901)	(70,400)
Increase (decrease) in other liabilities	44,817	(76,533)
Cash dividends and cash distributed from additional paid-in capital	(35,103,221)	(41,502,339)
Proceeds from exercise of employee stock option granted by subsidiary	—	36,536
Cash dividends paid by subsidiaries to noncontrolling interests	(796,770)	(811,296)
Change in other noncontrolling interests	164,650	(14,850)

Net cash used in financing activities	(30,708,782)	(41,833,505)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5,104)	23,130

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Nine Months Ended September 30
	2014	2013

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(6,486,080)	$3,811,441

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585,105	30,938,472

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,099,025	$34,749,913

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) mobile service in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as “the Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized by the Board of Directors on November 11, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present full disclosures required for a complete set of the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and the Interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) endorsed by the FSC (collectively, “Taiwan-IFRSs”) annual consolidated financial statements.

Basis of Consolidation

The detailed information of subsidiaries included in the consolidated financial statements was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2014	December 31, 2013	September 30, 2013	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication constructions, telecommunication service agencies and other service.	100	100	100	b.
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2014	December 31, 2013	September 30, 2013	Note

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	100	100	100

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	48	51	51	c.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	100	d.
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Electronic materials wholesale and retail and investment	100	100	100	e.

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100	100

Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51	51

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	—	—	f.

(Concluded)

a.	The Company owns 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The decrease of the Company’s equity ownership of SENAO was due to the exercise of options by SENAO’s employees. The Company owned 28.22%, 28.18% and 28.18% equity shares of SENAO as of September 30, 2013, December 31, 2013 and September 30, 2014, respectively.
b.	Chunghwa established 100% owned subsidiary of HHI in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014.
c.	The decrease of the Company’s equity ownership of CHPT was due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. CHI did not participate in the capital increase of CHPT in August and September 2014 and the ownership interest decreased after the capital increase of CHPT. The Company owned 50.62%, 50.62% and 47.65% equity shares of CHPT as of September 30, 2013, December 31, 2013 and September 30, 2014, respectively. However, the Company has three out of five seats of the board of directors of CHPT. Therefore, the Company has control over CHPT and the accounts of CHPT are included in the consolidated financial statements.
d.	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
e.	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
f.	CHPT (International) established 100% owned subsidiary of STET in January 2014.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2014:

Other Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013, except for those described below:

a.	Retirement benefit costs

For defined benefit retirement plans, the cost of providing retirement benefit in the interim period is determined using the pension cost rate derived from the actuarial valuation at the end of prior year, adjusted for significant market fluctuation, curtailment, settlement or other one-time events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income and the tax rate that would be applicable to expected total annual earnings.

c.	Hedge accounting

The Company designates certain derivatives as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. However, when the hedged forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses previously recognized in other comprehensive income are transferred from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument previously recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The same critical accounting judgments and key sources of estimation uncertainty of consolidated financial statements have been followed in these consolidated financial statements as were applied in the preparation of the consolidated financial statements for the year ended December 31, 2013.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	The Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 Taiwan-IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures of First-time Adopters	July 1, 2010
Amendment to IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	July 1, 2011
Amendment to IFRS 1	Government Loans	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013
Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

(Concluded)

Note:	Unless stated otherwise, the above new, revised or amended standards or interpretations are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the application of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers has not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards. The Company will apply the new disclosure requirements of IFRS 12 in 2015.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and related disclosures. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Company will apply IFRS 13 prospectively in 2015.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company will apply the amendments to IAS 1 in 2015. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and jointly controlled entities as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities).

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendment also requires a broader disclosure in defined benefit plans.

When the Company applies the amendments to IAS 19 in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19. The Company anticipates that as of September 30, 2014 and January 1, 2014, deferred tax assets will be retrospectively restated to decrease by $8,260 thousand and $9,082 thousand, respectively; accrued pension liabilities will be retrospectively restated to decrease by $32,646 thousand and $35,898 thousand, respectively; retained earnings will be retrospectively restated to increase by $21,168 thousand and $23,472 thousand, respectively; noncontrolling interests will be retrospectively restated to increase by $3,218 thousand and $3,344 thousand, respectively. For the three months ended September 30, 2014, pension cost will increase by $1,085 thousand which increase in operating expenses, and income tax expenses will decrease by $274 thousand. For the nine months ended September 30, 2014 pension cost will increase by $3,252 thousand which increase in operating expenses, and income tax expenses will decrease by $822 thousand.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of the 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 4)
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above new standards and interpretations are effective for annual periods beginning on or after the respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	Except the amendment to IFRS 5 is applied prospectively, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.
Note 4:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations have not had any material impact on the Company’s consolidated financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirements for the classification and measurement of financial assets are stated as follows:

a)	For debt instruments, if their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, and they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if the objective of the Company’s business model is achieved by both collecting the contractual cash flows and selling financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment continuously. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

c)	Except for a) and b), all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income. Only dividends on such investments are recognized in profit or loss, and changes in fair value shall be recognized in other comprehensive income. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that an entity recognize impairment loss on financial assets by using the “expected credit losses model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. However, a loss allowance for full lifetime expected credit losses is required for (1) a financial asset if its credit risk has increased significantly since initial recognition and credit risk is not low and (2) trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the estimated cash flows used to calculate the credit-adjusted effective interest rate incorporate expected credit losses at initial recognition. Subsequently, any changes in expected losses are recognized as changes in loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendments to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made some consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that the disclosure of such recoverable amount is required during the period when an impairment loss has been recognized or reversed. Furthermore, the Company is required to disclose the discount rate used in current and previous measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”

The amendments to IAS 39 provide an exception to the requirement for the discontinuation of hedge accounting. The amendment states that the novation of a hedging instrument should not be considered an expiration or termination giving rise to the discontinuation of hedge accounting when a hedging derivative is novated:

As a consequence of laws and regulations, or the introduction of laws and regulations, one or more clearing counterparties replace the original counterparty; and

Any changes in terms of the novated derivative are limited to those necessary to effect the replacement of the counterparty.

Any changes to the derivative’s fair value arising from the novation would be reflected in its measurement and therefore in the measurement and assessment of hedge effectiveness. The Company does not anticipate that the application of these amendments to IAS 39 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any novation of derivatives.

4)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contract; and

e)	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply IFRS 15 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2014	December 31, 2013	September 30, 2013

Cash
Cash on hand	$318,408	$235,955	$223,031
Bank deposits	5,274,151	10,591,681	6,309,740

	5,592,559	10,827,636	6,532,771

Cash equivalents
Commercial paper	1,923,259	2,375,419	10,005,050
Negotiable certificate of deposit with maturities of less than three months	163,105	—	16,800,000
Time deposits with maturities of less than three months	420,102	1,382,050	1,412,092

	2,506,466	3,757,469	28,217,142

	$8,099,025	$14,585,105	$34,749,913

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit with maturities of less than three months and time deposits with maturities of less than three months were as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Bank deposits	0.00%-0.45%	0.00%-0.76%	0.00%-0.76%
Commercial paper	0.58%-0.62%	0.60%-0.65%	0.64%-0.68%
Negotiable certificate of deposit with maturities of less than three months	0.45%-1.37%	—	0.77%-0.85%
Time deposits with maturities of less than three months	0.38%-5.10%	0.05%-5.10%	0.30%-5.10%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2014	December 31, 2013	September 30, 2013

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$4,010	$337	$363

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$180	$246	$671

The Company did not apply hedge accounting on the aforementioned contracts at the balance sheet dates.

Outstanding forward exchange contracts as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

September 30, 2014

Forward exchange contracts - buy	NT$/US$	2014.10	NT$666,091/US$22,016

December 31, 2013

Forward exchange contracts - buy	NT$/US$	2014.01	NT$90,092/US$3,021

September 30, 2013

Forward exchange contracts - buy	NT$/US$	2013.10	NT$509,869/US$17,200

The Company entered into above forward exchange contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013

Equity securities
Domestic listed stocks and emerging stocks	$2,778,180	$3,046,182	$3,042,355
Foreign listed stocks	—	24,267	16,880

	$2,778,180	$3,070,449	$3,059,235

Current	$—	$24,267	$16,880
Non-current	2,778,180	3,046,182	3,042,355

	$2,778,180	$3,070,449	$3,059,235

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013

Corporate bonds	$7,650,628	$10,512,893	$12,359,341
Bank debentures	1,251,301	1,252,954	1,253,506

	$8,901,929	$11,765,847	$13,612,847

Current	$4,267,427	$4,264,104	$4,689,694
Non-current	4,634,502	7,501,743	8,923,153

	$8,901,929	$11,765,847	$13,612,847

The related information of corporate bonds and bank debentures as of balance sheet dates were as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Corporate bonds

Par value	$7,652,500	$10,472,500	$12,310,000

Nominal interest rate	1.15%-2.49%	1.15%-2.49%	1.15%-2.90%
Effective interest rate	1.09%-1.58%	1.00%-1.95%	1.00%-2.89%
Average expiry date	4 years	4 years	4 years

Bank debentures

Par value	$1,250,000	$1,250,000	$1,250,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years	4 years

As of September 30, 2014, the par value of the held-to-maturity financial assets collateralized for repurchase agreements was $4,000,000 thousand (see Note 22).

10.	HEDGING DERIVATIVE LIABILITIES

	September 30, 2014	December 31, 2013	September 30, 2013

Cash flow hedge - forward exchange contracts	$1,014	$—	$—

Cash flow hedges

The Company’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts with maturity less than six months to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the three months ended September 30, 2014 and for the nine months ended September 30, 2014, losses arising from changes in fair value of the hedged items recognized in other comprehensive income were $751 thousand and $1,014 thousand, respectively. The purchase expects to occur by the year end of 2014, and by that time the amounts originally deferred and recognized in equity will be reclassified to the carrying amounts of the equipment purchased.

The outstanding foreign exchange forward contracts at the balance sheet date were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)

September 30, 2014

Forward exchange contracts - buy	EUR/NT$	2014.12	EUR5,021/NT$194,957

Losses arising from the hedging derivative instruments reclassified from equity to initial cost of the non-financial asset were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Construction in Progress and advances related to acquisition of equipment	$14,843	$—	$18,397	$—

11.	TRADE NOTES AND ACCOUNTS RECEIVABLE

	September 30, 2014	December 31, 2013	September 30, 2013

Trade notes and accounts receivable	$26,688,356	$23,823,004	$25,225,266
Less: Allowance doubtful debts	(999,742)	(922,102)	(880,660)

	$25,688,614	$22,900,902	$24,344,606

The average credit terms range from 30 to 90 days. In determining the recoverability of a trade receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risks is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of September 30, 2014, December 31, 2013 and September 30, 2013 was as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Less than 30 days	$122,110	$132,130	$161,557
31-60 days	25,223	40,492	113,828
61-90 days	30,308	14,377	58,934
91-120 days	22,017	85,210	56,718
121-180 days	3,451	2,091	3,253
More than 181 days	18,573	11,617	18,089

	$221,682	$285,917	$412,379

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance on January 1, 2013	$163,779	$647,020	$810,799
Add: Provision for doubtful accounts	43,269	123,554	166,823
Deduct: Amounts written off	—	(96,962)	(96,962)

Balance on September 30, 2013	$207,048	$673,612	$880,660

Balance on January 1, 2014	$221,164	$700,938	$922,102
Add: Provision for doubtful accounts	46,718	151,147	197,865
Deduct: Amounts written off	—	(120,225)	(120,225)

Balance on September 30, 2014	$267,882	$731,860	$999,742

12.	INVENTORIES

	September 30, 2014	December 31, 2013	September 30, 2013

Merchandise	$5,651,688	$5,220,654	$4,930,729
Project in process	810,897	520,238	1,054,735
Work in process	15,963	26,100	14,071
Raw materials	57,375	26,266	32,815

	6,535,923	5,793,258	6,032,350
Land and building held for sale	—	8,166	42,183
Land held for development	1,998,733	1,998,733	—
Construction in progress	46,930	44,014	9,917
Land held under development	3,916	3,916	2,002,649

	$8,585,502	$7,848,087	$8,087,099

The operating costs related to inventories were $11,611,352 thousand and $11,898,357 thousand for the three months ended September 30, 2014 and 2013, and $33,207,970 thousand and $37,349,749 thousand for the nine months ended September 30, 2014 and 2013, respectively.

For the three months ended September 30, 2014 and 2013, the costs of valuation loss on inventories recognized as operating cost included the amount of $8,451 thousand and $18,497 thousand, and for the nine months ended September 30, 2014 and 2013, respectively, the costs of valuation loss on inventories recognized as operating cost included the amount of $256,135 thousand and $133,054 thousand, respectively.

As of September 30, 2014, December 31, 2013 and September 30, 2013, inventories of $2,078,762 thousand, $2,057,191 thousand and $2,016,208 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on September 30, 2014 and December 31, 2013 was for Qingshan Sec., Dayuan Township, Taoyuan County project. Land held for development on September 30, 2014 and December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City. Land held for development on September 30, 2013 was for Yucheng Sec., Nangang Dist., Taipei City and Qingshan Sec., Dayuan Township, Taoyuan County.

13.	PREPAYMENTS

	September 30, 2014	December 31, 2013	September 30, 2013

Prepaid rents	$3,432,628	$3,388,938	$3,451,223
Prepaid salary and bonus	2,672,331	7,106	2,693,295
Others	3,185,892	2,436,573	2,482,344

	$9,290,851	$5,832,617	$8,626,862

Current
Prepaid salary and bonus	$2,672,331	$7,106	$2,693,295
Prepaid rents	1,154,721	953,329	963,047
Others	1,914,094	1,263,695	1,415,298

	$5,741,146	$2,224,130	$5,071,640

Non-current
Prepaid rents	$2,277,907	$2,435,609	$2,488,176
Others	1,271,798	1,172,878	1,067,046

	$3,549,705	$3,608,487	$3,555,222

14.	OTHER CURRENT MONETARY ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,538,863	$2,534,700	$2,385,360
Receivables from the Fund for Privatization of Government-owned Enterprises under the Executive Yuan	1,804,054	1,317,887	1,333,114
Others	1,206,080	783,718	1,057,275

	$5,548,997	$4,636,305	$4,775,749

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months at each period end were as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.30%	0.11%-3.30%	0.11%-3.30%

15.	FINANCIAL ASSETS CARRIED AT COST

	September 30, 2014	December 31, 2013	September 30, 2013

Non-listed stocks
Domestic	$2,165,014	$2,223,651	$2,279,302
Foreign	260,394	199,995	175,652

	$2,425,408	$2,423,646	$2,454,954

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the range of fair values measurement is significant and the probabilities of the various estimates cannot be reasonably assessed, the fair values of the investments cannot be reliably measured. The above non-listed stocks investment owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $0 thousand and $1,920 thousand for the three months ended September 30, 2014 and 2013, and $8,976 thousand and $28,692 thousand for the nine months ended September 30, 2014 and 2013, respectively.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2014	December 31, 2013	September 30, 2013

Investments in associates	$2,537,772	$2,334,789	$2,135,104
Jointly controlled entities	261,407	227,504	232,343

	$2,799,179	$2,562,293	$2,367,447

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2014	December 31, 2013	September 30, 2013

Listed

Senao Networks, Inc. (“SNI”)	$690,192	$642,671	$468,379

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	622,520	519,839	663,852
International Integrated System, Inc. (“IISI”)	290,840	292,239	273,914
Viettel-CHT Co., Ltd.	268,910	278,044	271,259
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	226,976	214,201	122,481
Skysoft Co., Ltd. (“SKYSOFT”)	129,029	158,218	143,383
So-net Entertainment Taiwan Limited (“So-net”)	99,668	92,325	89,318

(Continued)

	Carrying Amount
	September 30, 2014	December 31, 2013	September 30, 2013

Kingwaytek Technology Co., Ltd. (“KWT”)	$73,253	$74,838	$68,201
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	68,866	1,838	2,874
HopeTech Technologies Limited (“HopeTech”)	29,012	25,564	24,669
Alliance Digital Tech Co., Ltd. (“ADT”)	23,135	28,757	—
MeWorks LIMITED (HK) (“Meworks”)	10,270	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5,101	6,255	6,774
Panda Monium Company Ltd.	—	—	—

	$2,537,772	$2,334,789	$2,135,104

(Concluded)

At the end of reporting period, the proportion of ownership in associates held by the Company were as follows:

	% of Ownership and Voting Right
	September 30, 2014	December 31, 2013	September 30, 2013

Senao Networks, Inc. (“SNI”)	34	34	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	33	33	33
Viettel-CHT Co., Ltd.	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	32	33	33
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	13	13
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	17	19	—
MeWorks LIMITED (HK) (“Meworks”)	20	—	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49	49
Panda Monium Company Ltd.	43	43	43

SNI was listed in December 2013. The fair value based on the closing market price of SNI as of the balance sheet date is as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

SNI	$3,033,963	$2,544,870	$—

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established an associate, DZIM, in May 2011. DZIM reduced its capital to offset the deficits amounting to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16,387 thousand from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April and June 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of September 30, 2014, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa did not participate in the capital increase of KWT in August 2014 and the ownership interest decreased from 33% to 32% after the capital increase of KWT.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased from 19% to 17% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks (HK) by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recognized based on reviewed financial statements for the three months and nine months ended September 30, 2014 and 2013.

b.	Investments in jointly controlled entities

Investments in jointly controlled entities were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	September 30, 2014	December 31, 2013	September 30, 2013	September 30, 2014	December 31, 2013	September 30, 2013

Non-listed

Huada Digital Corporation (“HDD”)	$219,321	$227,504	$232,343	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	42,086	—	—	50	—	—

	$261,407	$227,504	$232,343

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Ptd, Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce of employee benefits.

The Company’s share of profit (loss) of the jointly controlled entities was recognized based on reviewed financial statements for the three months and nine months ended September 30, 2014 and 2013.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	4,058	48,118	34,842	1,145	221,083	22,271,534	22,580,780
Disposal	—	(8,971)	(4,298)	(623,384)	(9,142,904)	(131,015)	(315,214)	—	(10,225,786)
Effect of foreign exchange differences	—	—	—	1,542	(25,939)	23	3,211	21,029	(134)
Other	24,772	9,870	(62,255)	932,106	17,956,375	491,080	551,173	(19,772,413)	130,708

Balance on September 30, 2013	$102,221,387	$1,549,083	$67,366,009	$15,592,198	$678,198,086	$3,676,685	$8,048,702	$21,203,271	$897,855,421

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(40,812)	(930,227)	(1,018,811)	(20,163,388)	(403,868)	(540,666)	—	(23,097,772)
Disposal	—	8,971	4,298	621,064	9,126,391	131,015	305,987	—	10,197,726
Impairment losses	—	—	—	—	(2,262)	—	—	—	(2,262)
Effect of foreign exchange differences	—	—	—	(453)	2,119	(8)	(1,852)	—	(194)
Other	—	321	59,625	(518)	(1,333)	(6,565)	(166,145)	—	(114,615)

Balance on September 30, 2013	$—	$(1,099,018)	$(21,690,925)	$(11,747,132)	$(558,884,168)	$(1,549,598)	$(6,073,780)	$—	$(601,044,621)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on September 30, 2013, net	$102,221,387	$450,065	$45,675,084	$3,845,066	$119,313,918	$2,127,087	$1,974,922	$21,203,271	$296,810,800

Cost

Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	—	—	1,455	21,299	92,912	914	122,018	19,196,800	19,435,398
Disposal	—	(12,397)	(10,879)	(1,603,514)	(13,520,133)	(49,713)	(366,908)	—	(15,563,544)
Effect of foreign exchange differences	—	—	—	113	31,748	5	10,922	—	42,788
Other	409,312	4,861	189,680	446,866	18,882,372	110,098	299.579	(20,359,227)	(16,459)

Balance on September 30, 2014	$102,672,642	$1,539,370	$67,738,121	$14,860,460	$688,605,278	$3,806,452	$8,480,936	$21,690,460	$909,393,719

Accumulated depreciation and impairment

Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(40,046)	(938,082)	(1,096,233)	(20,839,664)	(446,284)	(617,499)	—	(23,977,808)
Disposal	—	12,397	9,583	1,599,547	13,513,093	49,637	342,324	—	15,526,581
Effect of foreign exchange differences	—	—	—	(135)	(4,005)	1	(527)	—	(4,666)
Other	—	(11)	(8,663)	(6,696)	44,458	(9,575)	18,049	—	37,562

Balance on September 30, 2014	$—	$(1,132,060)	$(22,909,005)	$(11,104,516)	$(567,600,045)	$(2,078,019)	$(6,376,106)	$—	$(611,199,751)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on September 30, 2014, net	$102,672,642	$407,310	$44,829,116	$3,755,944	$121,005,233	$1,728,433	$2,104,830	$21,690,460	$298,193,968

Since there is no impairment indication for property, plant and equipment, the Company did not recognize any impairment loss for the three months and nine months ended September 30, 2014, as well as for the six months ended September 30, 2013.

The Company performed the impairment assessment of telecommunications equipment for the three months ended March 31, 2013 and recognized an impairment loss of $2,262 thousand.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-10 years
Computer equipment	3-8 years
Telecommunications equipment
Telecommunication circuits	9-15 years
Telecommunication machinery and antennas equipment	5-10 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	8-16 years
Others	3-10 years

18.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2013 and September 30, 2013	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(12,434)

Balance on September 30, 2013	$(1,483,551)

Balance on January 1, 2013, net	$7,788,898

Balance on September 30, 2013, net	$7,776,464

Cost

Balance on January 1, 2014 and September 30, 2014	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(12,427)

Balance on September 30, 2014	$(1,254,411)

Balance on January 1, 2014, net	$8,018,031

Balance on September 30, 2014, net	$8,005,604

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-10 years

The board of directors of LED approved the disposal of certain investment properties on August 1, 2014. The aforementioned disposal was completed in October 2014. The proceeds from disposal was $1,230,000 thousand. The related costs and gain from the disposal were $624,647 thousand and $605,353 thousand, respectively.

The fair value of the Company’s investment properties as of December 31, 2013 and 2012 was determined based on the appraisal reports conducted by independent appraisers. The Company used the abovementioned appraisal reports as the basis to determine the fair value as of September 30, 2014 and 2013 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Fair value	$17,501,195	$17,501,195	$15,510,857

Overall capital interest rate	1.46%-2.20%	1.46%-2.20%	1.46%
Profit margin ratio	12%-20%	12%-20%	12%-15%
Discount rate	1.36%	1.36%	1.36%
Capitalization rate	0.68%-2.02%	0.68%-2.02%	1.5%-2.05%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total

Cost

Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	—	511,195	—	676	511,871
Disposal	—	(169,631)	—	—	(169,631)
Effect of foreign exchange difference	—	880	—	279	1,159

Balance on September 30, 2013	$10,179,000	$2,407,986	$180,631	$117,605	$12,885,222

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(561,457)	(347,629)	—	(5,831)	(914,917)
Disposal	—	169,631	—	—	169,631
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(59)	—	—	(59)

Balance on September 30, 2013	$(6,248,804)	$(1,227,721)	$(18,055)	$(28,840)	$(7,523,420)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on September 30, 2013, net	$3,930,196	$1,180,265	$162,576	$88,765	$5,361,802

Cost

Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	317,111	—	25,559	342,670
Disposal	—	(31,308)	—	(9)	(31,317)
Effect of foreign exchange difference	—	(10)	—	—	(10)

Balance on September 30, 2014	$49,254,000	$2,923,247	$180,631	$143,437	$52,501,315

Accumulated amortization and impairment

Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(1,086,167)	(407,113)	—	(5,472)	(1,498,752)
Disposal	—	31,308	—	9	31,317
Effect of foreign exchange difference	—	(80)	—	—	(80)

Balance on September 30, 2014	$(7,522,123)	$(1,682,358)	$(18,055)	$(36,063)	$(9,258,599)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on September 30, 2014, net	$41,731,877	$1,240,889	$162,576	$107,374	$43,242,716

For long-term business development, Chunghwa participated in mobile broadband license (4G license) bidding process announced by National Communications Commission (“NCC”) and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

The computer software is amortized using the straight-line method over the estimated useful lives of 2 to 10 years.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

The Company did not recognize any impairment loss on goodwill for the three months and nine months ended September 30, 2014, as well as for the three months ended September 30, 2013. The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organizational downsizing for the three months ended March 31, 2013.

20.	OTHER ASSETS

	September 30, 2014	December 31, 2013	September 30, 2013

Spare parts	$3,399,177	$3,008,145	$3,182,763
Refundable deposits	2,565,063	2,209,566	2,039,264
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	—	—	1,000,000
Others	1,998,032	2,626,061	2,270,614

	$8,962,272	$8,843,772	$9,492,641

Current
Spare parts	$3,399,177	$3,008,145	$3,182,763
Others	512,640	952,653	804,449

	$3,911,817	$3,960,798	$3,987,212

Non-current
Refundable deposits	$2,484,964	$2,209,566	$2,039,264
Other financial assets	1,000,000	1,000,000	1,000,000
Telecom license bid bond	—	—	1,000,000
Others	1,565,491	1,673,408	1,466,165

	$5,050,455	$4,882,974	$5,505,429

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

For long-term business development, Chunghwa has submitted an application to NCC for 4G license and has deposited $1,000,000 thousand as bid bond in June 2013.

21.	SHORT-TERM LOANS

	September 30, 2014	December 31, 2013	September 30, 2013

Unsecured loans	$1,015,000	$254,357	$1,075,222

Annual interest rate	1.18%-2.40%	1.18%-2.40%	1.18%-2.40%

22.	REPURCHASE AGREEMENT COLLATERALIZED BY BONDS

	September 30, 2014	December 31, 2013	September 30, 2013

Repurchase agreement collateralized by bonds
Notional amount	$4,000,000	$—	$—

Interest rate	0.72%	—	—
Repurchase price at a later date	$4,001,775	$—	$—

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30, 2014	December 31, 2013	September 30, 2013

Secured loans (Note 40)	$1,998,000	$1,700,000	$1,700,000
Less: Current portion of long-term loans	(1,650,000)	(300,000)	—

	$348,000	$1,400,000	$1,700,000

The annual interest rates of loans were as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Secured loans	1.16%-2.35%	1.15%-2.10%	1.15%-2.10%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand previously would become due in December 2014 and September 2015, respectively. However, in October 2014, the aforementioned secured loan was extended to become due in September 2018 in the amount of $1,650,000 thousand. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED repaid $300,000 thousand and $50,000 thousand in February and May 2013, respectively.

CHPT obtained a secured loan from Bank of Taiwan in April 2014 in the amount of $348,000 thousand. Interest is paid monthly. The principal will be paid periodically starting June 2016. The loan will be due in April 2029. However, CHPT repaid $50,000 thousand in September 2014.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2014	December 31, 2013	September 30, 2013

Trade notes and accounts payable	$15,713,709	$15,589,108	$12,376,159

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2014	December 31, 2013	September 30, 2013

Accrued salary and compensation	$7,143,193	$10,336,141	$7,752,420
Payables to equipment suppliers	1,702,519	1,819,604	1,910,113
Amounts collected for others	1,321,382	1,325,918	1,313,612
Payables to contractors	1,320,463	2,732,518	1,627,268
Accrued franchise fees	1,296,119	2,009,009	1,583,694
Accrued bonuses to employees and remuneration to directors and supervisors	1,148,802	980,363	706,714
Accrued maintenance costs	1,066,335	990,655	1,093,666
Others	6,547,379	6,597,561	6,677,447

	$21,546,192	$26,791,769	$22,664,934

26.	PROVISIONS

	September 30, 2014	December 31, 2013	September 30, 2013

Warranties	$181,814	$201,494	$199,160
Employee benefits	52,864	47,265	47,353
Others	4,662	4,046	3,030

	$239,340	$252,805	$249,543

Current	$117,211	$129,341	$114,242
Noncurrent	122,129	123,464	135,301

	$239,340	$252,805	$249,543

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	80,445	5,404	170	86,019
Reductions	(102,530)	—	(100)	(102,630)

Balance on September 30, 2013	$199,160	$47,353	$3,030	$249,543

(Continued)

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	95,537	5,599	620	101,756
Reductions	(114,913)	—	(4)	(114,917)
Reversal	(304)	—	—	(304)

Balance on September 30, 2014	$181,814	$52,864	$4,662	$239,340

(Concluded)

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan for selling prepaid cards. Bank of Taiwan provided a performance guarantee for advance receipts from prepaid cards amounted to $1,038,819 thousand as of September 30, 2014.

28.	RETIREMENT BENEFIT PLANS

The recognized pension expenses for the three months and nine months ended September 30, 2014 and 2013 were determined by the pension cost rates of actuarial valuation of December 31, 2013 and 2012.

Relevant pension costs for defined benefit plans for the three months and nine months ended September 30, 2014 and 2013 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Operating costs	$453,706	$440,748	$1,356,680	$1,321,680

Marketing expenses	214,156	213,348	648,154	641,129
General and administrative expenses	41,511	40,950	124,077	122,109
Research and development expenses	26,401	25,106	78,550	75,418

	$735,774	$720,152	$2,207,461	$2,160,336

29.	EQUITY

a.	Share capital

1)	Common stock

	September 30, 2014	December 31, 2013	September 30, 2013

Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of shares issued and collected proceeds (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stock of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2014, the outstanding ADSs were 243,459 thousand common shares, which equaled 24,346 thousand units and represented 3.14% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the nine months ended September 30, 2014 and 2013 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Paid-in Capital arising from changes in equities of subsidiaries	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,663)	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	2,299	—	—	—	2,299
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	2,988	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	293

Balance on September 30, 2014	$147,329,386	$43,695	$13,653	$13,170	$20,648,078	$168,047,982

(Continued)

	Share Premium	Movements of Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Paid-in Capital arising from changes in equities of subsidiaries	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2013	$169,496,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Cash distributed from additional paid-in capital	(5,589,240)	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	3,049	—	—	—	3,049
Exercise of employee stock option of subsidiaries	—	—	3,658	—	—	3,658
Employee stock bonus issued by a subsidiary	—	—	(19)	—	—	(19)

Balance on September 30, 2013	$163,907,049	$3,049	$8,532	$13,170	$20,648,078	$184,579,878

(Concluded)

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2014 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

In the end of the fiscal year, material differences between the initial accrual amounts and the amounts proposed by the board of directors on or before the consolidated financial statements are authorized for issue are charged to the earnings of the year that the initial bonus and remuneration were recognized. If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations and distributions of the 2013 and 2012 earnings of Chunghwa have been approved by the stockholders on June 24, 2014 and June 25, 2013 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal reserve	$2,074,342	$3,990,397
Special reserve	144,005	—
Cash dividends	18,525,558	35,913,099	$2.39	$4.63

The stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013.

The bonuses to the employees and remuneration to the directors and supervisors of the 2013 and 2012 approved by the stockholders on June 24, 2014 and June 25, 2013 were as follows:

	2013	2012
	Cash Bonus	Cash Bonus

Bonus distributed to the employees	$758,627	$1,533,082
Remuneration paid to the directors and supervisors	19,304	37,484

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors in 2013 and 2012.

Information of the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC

The adjustments of Taiwan-IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan Dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) of available-for-sale financial assets

	Nine Months Ended September 30
	2014	2013

Beginning balance	$(149,747)	$257,991
Unrealized loss on available-for-sale financial assets	(214,042)	(249,166)
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	3,346	(3,010)
Amount reclassified from equity to profit or loss on disposal	(34,958)	(157,358)

Ending balance	$(395,401)	$(151,543)

f.	Noncontrolling interests

	Nine Months Ended September 30
	2014	2013

Beginning balance	$5,054,331	$4,441,849
Shares attributed to noncontrolling interests
Cash dividends distributed by subsidiaries	(796,770)	(811,296)
Net income of current period	328,846	909,282
Exchange differences arising from the translation of the net investment in foreign operations	772	17,241
Unrealized gain (loss) on available-for-sale financial assets	(9,032)	2,354
Income tax relating to unrealized gain (loss) on available- for-sale financial assets	413	(372)
Adjustment for change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(3,471)	3,794
Adjustment for change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	369	—
Compensation cost of employee stock options of a subsidiary	79,696	45,303
Exercise of employee stock option of subsidiaries	—	32,878
Employee stock bonus issued by a subsidiary	5,451	2,468
Increase (decrease) in noncontrolling interests	162,340	(15,236)

Ending balance	$4,822,945	$4,628,265

30.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information were as discussed in Note 44.

31.	INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Loss on disposal of property, plant and equipment	$(13,868)	$(12,005)	$(33,373)	$(21,914)
Impairment loss on property, plant and equipment	—	—	—	(2,262)
Impairment loss on intangible assets	—	—	—	(18,055)

	$(13,868)	$(12,005)	$(33,373)	$(42,231)

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Income from Piping Fund	$—	$—	$200,000	$—
Dividends income	660	9,538	77,658	43,989
Rental income	11,640	9,796	34,026	31,849
Others	67,515	108,428	163,540	190,799

	$79,815	$127,762	$475,224	$266,637

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Gain on disposal of financial instruments, net	$1,418	$83,242	$45,795	$76,291
Net foreign currency exchange gains (losses)	125,496	(34,714)	127,789	(45,628)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	4,286	(35,831)	3,830	(1,075)
Loss arising from derivatives as designated hedging instruments in fair value hedges, net	—	(29,579)	—	(93,145)
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship	—	29,579	—	93,145
Impairment losses of financial assets carried at cost	—	(1,920)	(8,976)	(28,692)
Others	(36,383)	(14,274)	(79,989)	(35,049)

	$94,817	$(3,497)	$88,449	$(34,153)

d.	Finance costs

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Interest on bank borrowings	$11,584	$9,269	$29,040	$21,659
Other interest expenses	3,258	304	5,087	2,261

	$14,842	$9,573	$34,127	$23,920

e.	Impairment loss on financial instruments

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Notes and accounts receivable	$57,337	$34,692	$197,865	$166,823

Other receivables	$5,698	$420	$13,540	$6,551

Financial assets carried at cost	$—	$1,920	$8,976	$28,692

f.	Impairment loss of non-financial assets

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Inventories	$8,451	$18,497	$256,135	$133,054

Intangible assets	$—	$—	$—	$18,055

Property, plant and equipment	$—	$—	$—	$2,262

g.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Property, plant and equipment	$7,880,501	$7,745,206	$23,977,808	$23,097,772
Investment properties	4,143	4,144	12,427	12,434
Intangible assets	714,052	312,950	1,498,752	914,917

Total depreciation and amortization expenses	$8,598,696	$8,062,300	$25,488,987	$24,025,123

Depreciation expenses summarized by functions
Operating costs	$7,356,515	$7,210,497	$22,347,356	$21,514,401
Operating expenses	528,129	538,853	1,642,879	1,595,805

	$7,884,644	$7,749,350	$23,990,235	$23,110,206

Amortization expenses summarized by functions
Operating costs	$638,544	$247,295	$1,273,856	$735,606
Operating expenses	75,508	65,655	224,896	179,311

	$714,052	$312,950	$1,498,752	$914,917

h.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Post-employment benefit
Defined contribution plans	$113,447	$94,739	$325,695	$269,698
Defined benefit plans	735,774	720,152	2,207,461	2,160,336

	849,221	814,891	2,533,156	2,430,034

Share-based payment
Equity-settled share-based payment	26,565	28,353	79,696	45,303

Other employee benefit
Salaries	6,154,111	6,227,757	18,762,242	18,622,104
Insurance	646,347	610,686	1,927,824	1,821,650
Others	4,599,268	3,826,037	11,860,844	10,620,000

	11,399,726	10,664,480	32,550,910	31,063,754

Total employee benefit expenses	$12,275,512	$11,507,724	$35,163,762	$33,539,091

Summary by functions
Operating costs	$7,056,277	$6,345,017	$19,827,172	$18,542,067
Operating expenses	5,219,235	5,162,707	15,336,590	14,997,024

	$12,275,512	$11,507,724	$35,163,762	$33,539,091

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Current tax
Current tax expenses recognized for the current period	$1,877,007	$2,184,269	$6,148,924	$6,290,985
Income tax expenses of unappropriated earnings	—	—	29,530	27,413
Income tax adjustments on prior years	—	27,878	(453)	17,303
Others	256	12,561	7,780	15,119

	1,877,263	2,224,708	6,185,781	6,350,820
Deferred tax
Deferred tax expense recognized for the current period	5,633	(47,029)	(254,906)	(70,900)

Income tax recognised in profit or loss	$1,882,896	$2,177,679	$5,930,875	$6,279,920

b.	Income tax (benefit) recognized in other comprehensive income

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Deferred tax
Unrealized gain (loss) on available-for-sale financial assets	$(1,877)	$3,493	$(3,759)	$3,382

c.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to September 30, 1988 have been appropriated.

Imputation credit account

	September 30, 2014	December 31, 2013	September 30, 2013

Balance of Imputation Credit Account (“ICA”)	$3,665,153	$4,036,735	$2,134,441

The creditable ratio for distribution of earnings of 2013 and 2012 was 20.48% and 19.23%, respectively.

When Chunghwa appropriated the earnings generated in and after 1998, the imputation credit allocated to local shareholders was based on the creditable rate as of the date of the dividends distribution date.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance, when calculating imputation credits in the year of first-time adoption of Taiwan-IFRSs, the cumulative retained earnings include the net increase or net decrease in retained earnings arising from first-time adoption of Taiwan-IFRSs.

d.	Income tax examination

Chunghwa’s and the following subsidiaries income tax returns have been examined by the tax authorities through 2011: SENAO, CHPT, CHI, and CHST. CHIYP, CHIEF, Unigate, SFD, CHSI, LED, SHE, YYRP, and CEI’s income tax returns have been assessed by the tax authorities through 2012.

33.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,730,907	$10,648,268	$30,549,315	$30,484,334
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	—	(227)	(360)	(2,521)

Net income used to compute the diluted earnings per share	$9,730,907	$10,648,041	$30,548,955	$30,481,813

Weighted Average Number of Common Stock

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee bonus	1,885	1,015	11,274	13,713

Weighted average number of common stock used to compute the diluted earnings per share	7,759,332	7,758,462	7,768,721	7,771,160

If Chunghwa may settle the employee bonus in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders approve the number of shares to be distributed to employees in their meeting in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)

2007.10.16	2007.10.31	6,181	$42.6 (Original price $44.2)
2012.05.28	2013.04.29	10,000	$84.3 (Original price $93.0)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $26,565 thousand and $28,353 thousand for the three months ended September 30, 2014 and 2013, and $79,696 thousand and $45,303 thousand for the nine months ended September 30, 2014 and 2013, respectively.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2014 and 2013 were as follows:

	Nine Months Ended September 30, 2014
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	9,872	$89.40
Options granted	—	—
Options exercised	—	—
Options forfeited	(704)	—

Balance on September 30	9,168	84.30

Options exercisable at end of the period	—	—

	Nine Months Ended September 30, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	—	$—	1,051	$42.60
Options granted	10,000	93	—	—
Options exercised	—	—	(666)	42.60
Options forfeited	—	—	—	—

Balance on September 30	10,000	93	385	42.60

Options exercisable at end of the period	—	—	385	42.60

As of September 30, 2014, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

$84.3	9,168	4.6	$84.3	—	$—

As of September 30, 2013, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

$42.6	385	0.17	$42.6	385	$42.6
93.0	10,000	5.58	93	—	—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013

Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions SENAO used and the fair value of the options would have been as follows:

Stock Options Granted as of October 31, 2007

Dividends yield	1.49%
Risk-free interest rate	2.00%
Expected life	4.375 years
Expected volatility	39.82%
Weighted-average fair value of grants (NT$)	$13.69

b.	CHPT share-based compensation plan

CHPT granted 1,000 options to some of its employees in December 2008. Under the terms of CHPT Plan, each option entitles the holder to subscribe for one thousand common shares at $12.6 per share when exercisable. The options are valid for 5 years and based on the graded vesting schedule, two tranches of 30% of option will vest two and three years after the grant date, respectively, and the rest of 40% will vest four years after the grant date. There is exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, issuance of new shares in connection with mergers, issuance of global depositary receipts as well as distribution of cash dividends, except if the exercise price after adjustment exceeds the exercise price before adjustment.

For the nine months ended September 30, 2013 information about CHPT’s outstanding stock options were as follows:

	Nine Months Ended September 30, 2013
	Number of Options	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	920	$10.0
Options exercised	(810)	10.0

Balance on September 30	110	10.0

Options exercisable at end of the period	110	10.0

The share registration of 810 thousand of employee stock options exercised in 2013 has been completed. 110 thousand of outstanding employee stock options have expired in December 2013. As of September 30, 2014, CHPT has no outstanding employee stock options.

As of September 30, 2013, information about employee stock options outstanding is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$10.0	110	0.25	$10.0	110	$10.0

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20.00%
Weighted-average fair value of grants	$3.80

35.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2014 and 2013, the Company entered into the following non-cash investing activities:

	Nine Months Ended September 30
	2014	2013

Acquisitions in property, plant and equipment	$19,435,398	$22,580,780
Other payables	1,536,482	726,490

	$20,971,880	$23,307,270

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Within one year	$2,821,079	$3,061,204	$2,740,263
Longer than one year but within five years	6,687,824	6,389,468	6,365,531
Longer than five years	1,551,246	1,719,931	1,844,273

	$11,060,149	$11,170,603	$10,950,067

b.	The Company as lessor

The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Within one year	$376,179	$444,919	$365,690
Longer than one year but within five years	680,753	659,080	675,466
Longer than five years	244,059	165,260	171,055

	$1,300,991	$1,269,259	$1,212,211

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	September 30, 2014	December 31, 2013	September 30, 2013

Financial assets

Measured at FVTPL
Held for trading	$4,010	$337	$363
Held-to-maturity financial assets	8,901,929	11,765,847	13,612,847
Loans and receivables (Note a)	42,884,599	45,401,182	66,957,897
Available-for-sale financial assets (Note b)	5,203,588	5,494,095	5,514,189

Financial liabilities

Measured at FVTPL
Held for trading	180	246	671
Hedging derivative financial liabilities	1,014	—	—
Measured at amortized cost (Note c)	41,107,260	38,410,119	34,654,461

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, repurchase agreement collateralized by bonds, trade notes and accounts payable, payables to related parties, certain other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot be reliable estimated:

	September 30, 2014		December 31, 2013		September 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$8,901,929	$8,942,598	$11,765,847	$11,807,972	$13,612,847	$13,657,268

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

September 30, 2014

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$4,010	$—	$4,010

Available-for-sale financial assets
Domestic listed securities shares
Equity investments	$2,778,180	$—	$—	$2,778,180

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$180	$—	$180

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$1,014	$—	$1,014

December 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$337	$—	$337

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,046,182	$—	$—	$3,046,182
Foreign listed stocks
Equity investments	24,267	—	—	24,267

	$3,070,449	$—	$—	$3,070,449

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$246	$—	$246

September 30, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$363	$—	$363

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,042,355	$—	$—	$3,042,355
Foreign listed stocks
Equity investments	16,880	—	—	16,880

	$3,059,235	$—	$—	$3,059,235

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$671	$—	$671

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2014 and 2013.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. Where such prices are not available, the value of the currency swap contracts and forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions seperately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses currency swap and forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk management

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Assets
USD	$4,502,691	$4,233,525	$4,800,889
EUR	10,984	5,366	7,857
JPY	$7,890	$1,844	$3,487
SGD	4,654	141,832	23,007
Liabilities
USD	5,458,617	3,612,179	4,935,275
EUR	1,245,858	1,297,617	1,358,384
JPY	5,623	11,286	8,224
SGD	2,840	519	1,908

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Assets
USD	$4,010	$337	$363
Liabilities
USD	180	246	671
EUR	1,014	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, forward foreign exchange contracts and currency swap contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2014	2013

Profit or loss
Monetary assets and liabilities (a)
USD	$(47,796)	$(6,719)
EUR	(61,744)	(67,526)
JPY	113	(237)
SGD	91	1,055
Derivatives (b)
USD	33,486	25,430
Equity
Derivatives (c)
EUR	(9,688)	—

a)	This is mainly attributable to the exposure to the outstanding foreign currency denominated receivables and payables of the Company at the end of the reporting period.
b)	This is mainly attributable to the forward foreign exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currency, there would be a comparable impact on the profit, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	September 30, 2014	December 31, 2013	September 30, 2013

Fair value interest rate risk
Financial assets	$5,649,986	$5,682,095	$29,889,542
Financial liabilities	5,015,000	224,357	1,055,222
Cash flow interest rate risk
Financial assets	4,313,649	10,609,392	6,038,978
Financial liabilities	1,998,000	1,730,000	1,720,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s profit before tax would increase/decrease by $5,789 thousand and $10,797 thousand for the nine months ended September 30, 2014 and 2013, respectively. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loan.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $138,909 thousand and $152,152 thousand as a result of the changes in fair value of available-for-sale assets for the nine months ended September 30, 2014 and 2013, respectively.

b.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk management

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

September 30, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$37,631,307	$—	$—	$—	$37,631,307
Floating interest rate instruments	1.24%	—	300,000	1,350,000	348,000	1,998,000
Fixed interest rate instruments	0.83%	4,995,000	—	20,000	—	5,015,000

		$42,626,307	$300,000	$1,370,000	$348,000	$44,644,307

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,957,323	$—	$980,363	$—	$42,937,686
Floating interest rate instruments	1.18%	—	20,000	310,000	1,400,000	1,730,000
Fixed interest rate instruments	1.53%	175,000	35,000	14,357	—	224,357

		$42,132,323	$55,000	$1,304,720	$1,400,000	$44,892,043

September 30, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$35,507,361	$—	$—	$—	$35,507,361
Floating interest rate instruments	1.18%	—	10,000	10,000	1,700,000	1,720,000
Fixed interest rate instruments	1.35%	170,000	882,682	5,100	—	1,057,782

		$35,677,361	$892,682	$15,100	$1,700,000	$38,285,143

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

September 30, 2014

Gross settled

Forward exchange contracts
Inflow	$669,921	$193,943	$—	$—	$863,864
Outflow	666,091	194,957	—	—	861,048

	$3,830	$(1,014)	$—	$—	$2,816

December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90,183	$—	$—	$—	$90,183
Outflow	90,092	—	—	—	90,092

	$91	$—	$—	$—	$91

September 30, 2013

Forward exchange contracts
Inflow	$509,561	$—	$—	$—	$509,561
Outflow	509,869	—	—	—	509,869

	$(308)	$—	$—	$—	$(308)

2)	Financing facilities

	September 30, 2014	December 31, 2013	September 30, 2013

Unsecured bank loan facility
Amount used	$5,015,000	$254,357	$1,075,222
Amount unused	26,834,280	8,474,923	7,284,280

	$31,849,280	$8,729,280	$8,359,502

Secured bank loan facility
Amount used	$1,998,000	$1,700,000	$1,700,000
Amount unused	650,000	600,000	669,778

	$2,648,000	$2,300,000	$2,369,778

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because the ROC government has significant influence over Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the consolidated financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Chunghwa Benefit One Co., Ltd (“CBO”)	Jointly controlled entity
International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate
HopeTech Technologies Limited (“HopeTech”)	Associate
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate
Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Senao Shenzhen Ltd.	Investee of HopeTech

b.	Term of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Associates	$65,960	$73,439	$234,114	$266,863

Jointly controlled entities	$1,969	$995	$5,212	$2,987

Others	$34,708	$29,285	$67,300	$40,389

	Purchases
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Associates	$423,332	$350,958	$1,154,596	$1,022,966

Jointly controlled entities	$34,381	$—	$34,381	$571

Others	$3,970	$8,374	$73,608	$60,957

2)	Non-operating transactions

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Associates	$8,441	$7,916	$25,415	$24,046

Others	$38	$(19)	$38	$86

3)	Receivables

	September 30, 2014	December 31, 2013	September 30, 2013

Associates	$40,344	$59,875	$48,081
Jointly controlled entities	150	1	1
Others	22,505	9,428	283

	$62,999	$69,304	$48,365

4)	Payables

	September 30, 2014	December 31, 2013	September 30, 2013

Associates	$366,535	$549,012	$460,588
Jointly controlled entities	13	—	—
Others	4,858	7,797	5,680

	$371,406	$556,809	$466,268

5)	Customers’ deposits

	September 30, 2014	December 31, 2013	September 30, 2013

Associates	$6,970	$994	$1,863

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Associates	$34,102	$181,706	$484,852	$951,550

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended September 30, 2014 was $103,594 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $52,494 thousand. The total rental expense for the nine months ended September 30, 2014 was $311,564 thousand, which consisted of an offsetting credit of the prepayment of $148,060 thousand and an additional accrual of $163,504 thousand. The prepayment was $2,418,712 thousand (classified as prepaid rents-current $204,398 thousand, and prepaid rents - noncurrent $2,214,314 thousand) as of September 30, 2014.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months and nine months ended September 30, 2014 and 2013 was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Short-term benefits	$48,191	$59,768	$174,180	$199,216
Share-based payment	2,444	3,624	7,332	4,980
Post-employment benefits	2,172	1,724	6,430	2,870

	$52,807	$65,116	$187,942	$207,066

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	September 30, 2014	December 31, 2013	September 30, 2013

Property, plant and equipment, net	$3,083,497	$2,668,409	$2,675,787
Land held under development and land held for development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	1,041	10,541	10,000

	$5,083,271	$4,677,683	$4,684,520

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $3,033,326 thousand as of September 30, 2014.

b.	Acquisitions of telecommunications equipment were of $22,574,660 thousand as of September 30, 2014.

c.	Unused letters of credit were of $221,557 thousand as of September 30, 2014.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	September 30, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$4,925	30.42	$149,809
EUR	191	38.59	7,371
JPY	20,454	0.278	5,686
SGD	114	23.9	2,728
Accounts receivable
USD	142,945	30.42	4,348,400
EUR	94	38.59	3,613
JPY	7,927	0.278	2,204
SGD	81	23.9	1,926
Non-monetary items
Investments accounted for using equity method
USD	953	30.42	29,012
SGD	26,047	23.9	622,520

Financial liabilities

Monetary items
Accounts payable
USD	179,291	30.42	5,454,026
EUR	32,284	38.59	1,245,858
JPY	20,226	0.278	5,623
SGD	119	23.9	2,840

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$6,446	29.80	$192,118
EUR	96	41.09	3,947
JPY	1,483	0.284	421
SGD	5,912	23.58	139,416
Accounts receivable
USD	135,595	29.80	4,041,407
EUR	35	41.09	1,419
JPY	5,012	0.284	1,423
SGD	102	23.58	2,416
Non-monetary items
Available-for-sale financial assets
USD	814	29.80	24,267
Investments accounted for using equity method
USD	854	29.80	25,564
SGD	22,046	23.58	519,839

Financial liabilities

Monetary items
Accounts payable
USD	121,194	29.80	3,612,179
EUR	31,580	41.09	1,297,617
JPY	39,738	0.284	11,286
SGD	22	23.58	519

	September 30, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
USD	$16,388	29.57	$484,588
EUR	93	39.92	3,707
JPY	8,235	0.30	2,487
SGD	874	23.54	20,580
Accounts receivable
USD	145,969	29.57	4,316,301
EUR	106	39.92	4,150
JPY	3,310	0.30	1,000
SGD	103	23.54	2,427

(Continued)

	September 30, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Non-monetary items
Available-for-sale financial assets
USD	$20,000	29.57	$591,400
Investments accounted for using equity method
USD	607	29.57	17,943
SGD	28,201	23.54	663,852

Financial liabilities

Monetary items
Accounts payable
USD	166,901	29.57	4,935,275
EUR	34,028	39.92	1,358,384
JPY	27,233	0.30	8,224
SGD	81	23.54	1,908

(Concluded)

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Financial transactions: Please see Notes 7, 10 and 38.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services and the corporate related items not allocated to reportable segments.

Segment Revenue and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Three months ended September 30, 2014

Revenue
From external customers	$18,078,531	$26,474,600	$6,875,047	$3,836,028	$876,472	$56,140,678
Intersegment revenues	6,624,760	1,264,065	1,443,556	623,468	740,586	10,696,435

Segment revenues	$24,703,291	$27,738,665	$8,318,603	$4,459,496	$1,617,058	66,837,113

Intersegment elimination						(10,696,435)

Consolidated revenues						$56,140,678

Segment income before income tax	$6,034,455	$3,234,663	$2,725,967	$251,402	$(567,468)	$11,679,019

Nine months ended September 30, 2014

Revenue
From external customers	$52,462,979	$81,762,180	$19,304,498	$11,563,922	$1,881,246	$166,974,825
Intersegment revenues	16,690,272	3,997,875	4,004,495	1,660,938	1,708,098	28,061,678

Segment revenues	$69,153,251	$85,760,055	$23,308,993	$13,224,860	$3,589,344	195,036,503

Intersegment elimination						(28,061,678)

Consolidated revenues						$166,974,825

Segment income before income tax	$16,241,539	$14,342,412	$7,503,939	$405,854	$(1,684,708)	$36,809,036

Three months ended September 30, 2013

Revenue
From external customers	$17,971,391	$27,527,387	$6,728,941	$3,965,089	$530,496	$56,723,304
Intersegment revenues	4,412,930	1,406,005	1,112,389	537,384	321,884	7,790,592

Segment revenues	$22,384,321	$28,933,392	$7,841,330	$4,502,473	$852,380	64,513,896

Intersegment elimination						(7,790,592)

Consolidated revenues						$56,723,304

Segment income before income tax	$3,817,814	$6,895,038	$2,472,604	$313,976	$(428,766)	$13,070,666

(Continued)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Nine months ended September 30, 2013

Revenue
From external customers	$54,205,670	$82,299,153	$18,938,311	$11,806,430	$1,928,689	$169,178,253
Intersegment revenues	13,705,395	4,203,446	3,060,157	1,520,651	715,243	23,204,892

Segment revenues	$67,911,065	$86,502,599	$21,998,468	$13,327,081	$2,643,932	192,383,145

Intersegment elimination						(23,204,892)

Consolidated revenues						$169,178,253

Segment income before income tax	$13,137,625	$18,218,308	$7,077,564	$823,005	$(1,582,966)	$37,673,536

(Concluded)

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2014

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,555,122	$1,371,150	$1,368,900	$—	$—	0.39	$14,220,489	Yes	No	No	Notes 3 and 4
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,674,330	3,300,000	3,300,000	1,650,000	3,300,000	0.93	3,674,330	No	Yes	No	Note 5

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 1% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide shall not exceed 4% of the total equity attributable to stockholders of the parent of the latest financial statement of Chunghwa.

Note 5:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	11,826	118,260	17	—	—
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	202,464	4	—	—
		Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	4,275	42,750	8	—	—
		Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
		CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
		Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
		China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	2,688,945	5	2,688,945	Note 2

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	151,124	—	151,027	Note 3
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	100,684	—	100,684	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	203,432	—	204,432	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	101,683	—	102,216	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	204,262	—	205,201	Note 3
		Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	205,043	—	205,449	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	201,319	—	202,444	Note 3
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	302,325	—	303,666	Note 3
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,036	—	200,244	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	$174,972	—	$175,181	Note 3
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	50,026	—	50,126	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,989	—	100,162	Note 3
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	150,085	—	150,243	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,003	—	50,008	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	50,003	—	50,008	Note 3
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	87,506	—	87,515	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,137	—	100,762	Note 3
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,048	—	50,381	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	300,654	—	300,872	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	200,309	—	200,582	Note 3
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	100,123	—	100,291	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	150,314	—	150,531	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,053	—	50,177	Note 3
		Taiwan Power Co. 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,025	—	50,200	Note 3
		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,190	—	100,667	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,982	—	100,733	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	49,991	—	50,366	Note 3
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	150,091	—	151,099	Note 3
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	25,070	—	25,200	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,365	—	200,549	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	$149,950	—	$150,963	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,168	—	101,014	Note 3
		China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,962	—	303,044	Note 3
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,817	—	301,872	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,883	—	303,062	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,392	—	101,021	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	300,935	—	304,319	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond issued in 2011	—	Held-to-maturity financial assets	—	100,291	—	101,440	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	200,215	—	200,860	Note 3
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,464	Note 3
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,919	—	151,044	Note 3
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,867	—	200,990	Note 3
		Chinese Petroleum Corporation 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,884	—	201,063	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,948	—	99,480	Note 3
		Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,979	—	39,792	Note 3
		Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,945	—	101,010	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,907	—	201,820	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,954	—	100,910	Note 3
		TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,176	—	201,820	Note 3
		TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,887	—	200,794	Note 3
		TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,883	—	200,666	Note 3
		KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,585	Note 3
		Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A issued in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,431	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2014				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$150,033	—	$150,480	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,045	—	100,320	Note 3
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,045	—	100,320	Note 3
		Eximbank 19-2nd Unsecured Financial Debentures	—	Held-to-maturity financial assets	—	150,000	—	149,997	Note 3

1	Senao International Co., Ltd.	Stocks

		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	—	—

2	CHIEF Telecom Inc.	Stocks

		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—	—
		21Vianet Group. Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2

14	Chunghwa Investment Co., Ltd.	Stocks

		Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	73,964	11	—	—
		iD Branding Ventures	—	Financial assets carried at cost - noncurrent	1,425	14,250	3	—	—
		Uni Display Inc.	—	Financial assets carried at cost - noncurrent	1,712	4,867	1	—	—
		A2peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	29,371	—	—	—
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	441	—	8	—	—
		PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	259	48,035	2	48,035	Note 2
		Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	41,200	3	41,200	Note 2

27	Chunghwa Hsingta Co., Ltd.	Stocks

		Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—	26,540	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated amortization.
Note 2:	Market value was based on the closing price of September 30, 2014.
Note 3:	Market value of was based on the average trading price on September 30, 2014.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—		$300,000 (Note 2)	—		$—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—		350,000 (Note 2)	—		—
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—		600,000 (Note 2)	—		—
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	59,175	(US$	1,750,220 59,175)	15,000	(US$	451,787 15,000)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	58,440	(US$	1,727,221 58,440)	15,000	(US$	451,787 15,000)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Bonds
		NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	$—	$300,000 (Note 2)	$—	—		$—
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	350,000 (Note 2)	—	—		—
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	300,000 (Note 2)	—	—		300,000
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	300,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	74,175	(US$	2,202,007 74,175 (Note 3	) )

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	—	—	—	—	73,440	(US$	2,179,008 73,440 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

Chunghwa Precision Test Tech Co., Ltd.	Land and building	March 6, 2014	$435,000	Based on the contract, the amount of which $435,000 thousand was paid in 2014.	Teamyoung Advance Ceramics Co., Ltd.	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$513,806 (Note 5)	—	30 days	$—	—	$124,604 (Note 5)		1

				Purchase	8,036,974 (Note 5)	9	30-90 days	—	—	(1,547,239 (Note 5	) )	(10)

		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	608,973 (Note 5)	1	30 days	—	—	(224,586 (Note 5	) )	(2)

		Donghwa Telecom Co., Ltd.	Subsidiary	Sales	112,820 (Note 5)	—	30 days	—	—	38,263 (Note 5)		—

		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	255,503 (Note 5)	—	90 days	—	—	(55,052 (Note 5	) )	—

		CHIEF Telecom Inc.	Subsidiary	Sales	192,425 (Note 5)	—	60 days	—	—	25,469 (Note 5)		—

				Purchase	239,641 (Note 5)	—	30 days	—	—	(43,230 (Note 5	) )	—

		Honghwa International Co., Ltd.	Subsidiary	Purchase	1,051,009 (Note 5)	1	30 days	—	—	(392,602 (Note 5	) )	(3)

		Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee	Purchase	357,384	—	30-90 days	—	—	(129,349)		(1)

		So-net Entertainment Taiwan Ltd (“So-net”)	Equity-method investee	Sales	171,772	—	60 days	—	—	428		—

		ST-2 Satellite Ventures Pte. Ltd.	Equity-method investee	Purchase	311,564	—	30 days	—	—	(50,886)		—

		International Integrated System, Inc.	Equity-method investee	Purchase	109,296	—	30 days	—	—	(71,558)		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	8,063,537 (Note 5)	26	30-90 days	—	—	1,551,176 (Note 5)		70

				Purchase	330,642 (Note 5)	1	30 days	—	—	(108,802 (Note 5	) )	(3)

		HopeTech Technologies Limited	Equity-method investee	Purchase	270,763	1	30 days	—	—	(26,004)		(1)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale (Note 1)	Amount (Note 2)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 3)		% to Total

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	239,641 (Note 5)	20	30 days	—	—	43,230 (Note 5)		28

				Purchase	192,029 (Note 5)	22	60 days	—	—	(25,375 (Note 5	) )	(28)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	608,973 (Note 5)	71	30 days	—	—	224,586 (Note 5)		49

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	255,503 (Note 5)	63	90 days	—	—	55,052 (Note 5)		70

6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	112,820 (Note 5)	25	30 days	—	—	(38,263 (Note 5	) )	(26)

36	Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,100,901 (Note 5)	100	30 days	—	—	392,419 (Note 5)		100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$390,752 (Note 2)	13.54	$—	—	$317,225	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,952,193 (Note 2)	7.21	—	—	3,688	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	224,586 (Note 2)	2.80	—	—	69,245	—

4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	100,291 (Note 2)	4.47	—	—	31,157	—

36	Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	392,419 (Note 2)	5.30	—	—	136,752	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2014
				September 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,558,341
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,784,530
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,516,212
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	838,772
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	697,178
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	621,692
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	551,303
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,273	348,089	1	100	285,663
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other service	180,000	180,000	18,000	100	214,888
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	174,870
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	7,015	56	127,624
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	128,600
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	103,027	—	100	128,139

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$289,795	$76,193	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	(2,833)	(2,626)	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	(53,535)	(53,535)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	137,631	137,631	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	16,823	38,531	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	164,342	115,649	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	107,918	96,047	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	(15,843)	(15,794)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication constructions, telecommunication service agencies and other service	23,460	23,460	Subsidiary (Note 5)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	10,636	10,636	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	80	876	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	9,239	10,931	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	(3,127)	(3,127)	Subsidiary (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2014
				September 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	57,941
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	29,494
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	4,357
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	290,840
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	268,910
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	226,976
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	129,029
	So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	99,668
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	3,541	32	73,253
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	17	23,135
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	48,113	5,400	18	46,575
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	219,321
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	—	5,000	50	42,086

Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	690,192
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,202,007	1,750,220	74,175	100	841,207
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	—	2,400	8	22,921

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

	Smartfun Digital Co., Ltd.	Taiwan	Software retail	11,636	7,605	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	5,090	5,090	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	(20,145)	(9,962)	Subsidiary (Note 5)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	Subsidiary (Notes 3 and 5)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	22,700	11,008	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	66,497	19,958	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	920,744	347,867	Associate

	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	109,032	34,292	Associate
	So-net Entertainment Taiwan	Taiwan	Online service and sale of computer hardware	24,477	7,343	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	(15,072)	(5,060)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	(34,723)	(5,973)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	(21,360)	(3,473)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	(16,368)	(8,184)	Jointly controlled entity
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	(15,828)	(7,914)	Jointly controlled entity

Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	442,756	151,423	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(450,774)	(450,375)	Subsidiary (Note 5)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	(21,360)	(1,709)	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2014
				September 30, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	$2,000	$2,000	200	100	$1,451
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	24,087

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,385

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,252

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	2,793,667	2,793,667	83,290	100	2,686,232

Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	622,520

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	212,226	91,875	13,343	48	340,375
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	15,656
	Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	29,489
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,951

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	9,813
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	600	100	1,790
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	2,957	2,957	100	100	2,791

Prime Asia Investments Group, Ltd. (B.V.I)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,273	348,089	1	100	248,862

	MeWorks LIMITED (HK)	Hong Kong	Investment	10,000	—	—	20	10,270

Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment.	2,179,008	1,727,221	73,440	100	810,602
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	21,177	21,177	5,240	45	31,067

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	26,035	26,035	6,520	100	4,959

(Continued)

Investor Company	Investee Company	Location	Main Businesses nd Products	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service.	$(94)	$(94)	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Investment	3,904	3,904	Subsidiary (Note 5)

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	(448)	(448)	Subsidiary (Note 5)

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	501	501	Subsidiary (Note 5)

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	36,670	24,490	Subsidiary (Note 5)

Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	265,062	125,476	Associate

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	141,033	70,448	Subsidiary (Note 5)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	(1,108)	(1,108)	Subsidiary (Note 5)
	Panda Monium Company Ltd.	Cayman	The production of animation	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	164,342	6,163	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	291,504	316	Associate (Note 5)

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(2,984)	(2,984)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	88	88	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Electronic materials wholesale and retail and investments	(323)	(323)	Subsidiary (Note 5)

Prime Asia Investments Group, Ltd. (B.V.I)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	(15,839)	(15,839)	Subsidiary (Note 5)

	MeWorks LIMITED (HK)	Hong Kong	Investment	—	—	Associate

Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment.	(453,349)	(453,349)	Subsidiary (Note 5)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	5,774	2,598	Associate

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	(1,037)	(1,037)	Subsidiary (Note 5)

Note 1:	The equity in net income (loss) of investees was based on reviewed financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2014.
Note 4:	Investment in mainland China is included in Table 8.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2014	Accumulated Inward Remittance of Earnings as of September 30, 2014	Note
					Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(448)	100	$(448)	$19,385	$—	Note 6

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(2,294)	49	(1,015)	5,101	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	951,262	2	709,528	241,734	—	951,262	(217,971)	100	(217,971)	355,515	—	Note 6

Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	863,108	2	653,055	210,053	—	863,108	(214,916)	100	(214,916)	287,907	—	Note 6

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and sale of communication products	87,540	2	87,540	—	—	87,540	(5,165)	100	(5,165)	75,265	—	Note 6

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(15,292)	100	(15,292)	88,530	—	Note 6

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(12,624)	100	(12,624)	88,292	—	Note 6

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid- in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2014	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2014	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2014	Accumulated Inward Remittance of Earnings as of September 30, 2014	Note
					Outflow	Inflow

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(3,240)	75	(2,431)	135,195	—	Note 6

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(1,545)	51	(784)	25,375	—	Note 6

Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	—	2,970	—	2,970	(320)	100	(320)	2,772	—	Note 6

(Continued)

Investee	Accumulated Investment in Mainland China as of September 30, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$395,312

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	423,124

SENAO and its subsidiaries (Note 5)	2,165,646	2,796,490	—

Chunghwa Telecom (China) Co., Ltd. (Note 5)	177,176	177,176	—

Jiangsu Zhenghua Information Technology Company, LLC (Note 5)	142,057	142,057	—

Hua-Xiong Information Technology Co., Ltd. (Note 5)	28,855	44,653	—

Shanghai Taihua Electronic Technology Limited (“STET”) (Note 4)	2,970	2,970	423,124

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao is not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2014	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$108,802	—	—
					Accrued custodial receipts	281,009	—	—
					Accounts payable	1,547,239	—	—
					Amounts collected for others	405,895	—	—
					Revenues	513,806	—	—
					Operating costs and expenses	8,036,974	—	—
					Non-operating expense and losses	63	—	—
					Customer’s deposits	1,154	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	25,469	—	—
					Accounts payable	43,230	—	—
					Amounts collected for others	3,027	—	—
					Revenues	192,425	—	—
					Operating costs and expenses	239,641	—	—
					Customer’s deposits	177	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	20	—	—
					Accounts payable	1	—	—
					Revenues	1,861	—	—
					Operating costs and expenses	100	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	2,542	—	—
					Accrued custodial receipts	4,762	—	—
					Accounts payable	10,630	—	—
					Amounts collected for others	86,661	—	—
					Revenues	19,416	—	—
					Operating costs and expenses	38,515	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	7,294	—	—
					Accrued custodial receipts	5,429	—	—
					Prepaid expenses	113,432	—	—
					Accounts payable	224,586	—	—
					Revenues	17,473	—	—
					Non-operating income and gains	1,108	—	—
					Operating costs and expenses	608,973	—	—
					Work in process	36,183	—	—
					Customer’s deposits	7,668	—	—
			Chunghwa Telecom Global Inc.	1	Accounts receivable	8,894	—	—
					Accounts payable	55,052	—	—
					Revenues	34,512	—	—
					Operating costs and expenses	255,503	—	—
					Customer’s deposits	14,916	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	1	Accounts receivable	$38,263	—	—
					Accounts payable	55,231	—	—
					Revenues	112,820	—	—
					Operating costs and expenses	57,225	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	2,608	—	—
					Accounts payable	18,890	—	—
					Amounts collected for others	11,065	—	—
					Revenues	38,206	—	—
					Operating costs and expenses	45,040	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd	1	Accounts receivable	3,571	—	—
					Accounts payable	6,278	—	—
					Revenues	13,495	—	—
					Operating costs and expenses	53,725	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	668	—	—
					Revenues	2,353	—	—
					Operating costs and expenses	3,324	—	—
					Work in process	17,589	—	—
					Customer’s deposits	80	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	9,957	—	—
					Accounts payable	5,823	—	—
					Revenues	56,312	—	—
					Operating costs and expenses	47,981	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	896	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts payable	738	—	—
					Operating costs and expenses	6,552	—	—
			Smartfun Digital Co., Ltd.	1	Accounts receivable	446	—	—
					Amounts collected for others	3,589	—	—
					Revenues	3,551	—	—
					Operating costs and expenses	6,170	—	—
					Non-operating income and gains	56	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	1	—	—
					Accounts payable	153	—	—
					Revenues	264	—	—
					Operating costs and expenses	1,365	—	—
			Chunghwa Sochamp Technology Inc.	1	Accounts payable	14,821	—	—
					Revenues	266	—	—
					Non-operating income and gains	54	—	—
					Operating costs and expenses	4,065	—	—
					Work in process	23,115	—	—
					Customer’s deposits	95	—	—
			Chief International Corp	1	Accounts receivable	3,577	—	—
					Accounts payable	2,986	—	—
			Honghwa International Co., Ltd.	1	Accounts payable	392,602	—	—
					Revenues	3,142	—	—
					Operating costs and expenses	1,051,009	—	—
					Customer’s deposits	276	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	1	Senao International Co., Ltd.	Light Era Development Co., Ltd.	3	Revenues	$40	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	13	—	—
					Revenues	200	—	—
			Smartfun Digital Co., Ltd.	3	Revenues	19	—	—
					Non-operating income and gains	116	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Accounts receivable	8	—	—
					Revenues	139	—	—

	2	CHIEF Telecom Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	2	—	—
					Revenues	12	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	1,353	—	—
					Revenues	6,440	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	32	—	—
					Revenues	1,599	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	143	—	—
					Revenues	606	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	6	—	—

	3	Chunghwa System Integration Co., Ltd.	Senao International Co., Ltd.	3	Revenues	22,821	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	1,139	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	978	—	—
			Spring House Entertainment Inc.	3	Revenues	639	—	—
			Light Era Development Co., Ltd.	3	Revenues	264	—	—
			Chunghwa Sochamp Technology Inc.	3	Revenues	17	—	—
			Honghwa International Co., Ltd.	3	Accounts receivable	26	—	—
					Revenues	1,041	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Senao International Co., Ltd.	3	Accounts receivable	11	—	—
					Revenues	10	—	—

	5	Chunghwa Telecom Global, Inc.	CHIEF Telecom Inc.	3	Accounts receivable	5	—	—
					Revenues	11	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	329	—	—
					Revenues	2,785	—	—
			Chunghwa Telecom Singapore Pte., Ltd	3	Accounts receivable	963	—	—
					Revenues	6,436	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	222	—	—
					Non-operating income and gains	302	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Prepaid expenses	19,587	—	—

	7	Spring House Entertainment Inc.	Smartfun Digital Co., Ltd.	3	Prepaid expenses	93	—	—

	8	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	65,010	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	476	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	9	Chunghwa Telecom Singapore Pte., Ltd.	CHIEF Telecom Inc.	3	Accounts receivable	$785	—	—
					Revenues	6,211	—	—
			Chunghwa Telecom Global, Inc.	3	Revenues	10,980	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	2,561	—	—
					Accounts receivable	635	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	3,087	—	—
					Revenues	9,542	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	372	—	—
					Revenues	1,968	—	—

	31	Smartfun Digital Co., Ltd.	Spring House Entertainment Inc.	3	Revenues	2,223	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

1.	The Company to subsidiaries.
2.	Subsidiaries to the Company.
3.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2014, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2014.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)